LETTER TO SHAREHOLDERS

Dear Fellow Shareholder,

The past six months have yielded mixed results for the Company. While we have made progress in production, product sales, product testing and acceptance by clients, we have struggled with biomass availability at the plants and suffered a setback with the small fire at West Lorne.

Such challenges are the nature of our business; it is risky, long term and requires commitment and resolve in addition to expertise. Today we are working through this latest set of challenges and are confident that they are only temporary setbacks in our path to a market that continues to show great opportunity.

We have operated our plants at increasingly higher throughput. We continue to demonstrate that the technology is solid, as is the engineering behind the plants. It is this increasing throughput process that will establish reliability and it is a necessary right of passage as we add fully operational hours.

What we are achieving now is the de-risking of equipment. Having proven the process and shown its scalability, we are now accumulating hours of operations and are firmly in the phase of de-risking equipment and testing operational procedures and standards. The know-how being achieved, from scoping of equipment and materials, to maintenance, operation and start-up/shut down procedures, is as important in many respects as the basic patented technology. Understanding the interaction of equipment and our product is a critical process in achieving reliability and sustainable production. Updates on the operation of our plants are posted on our website on a regular basis.

We have shipped product to customers and to potential customers in the U.S. and in Canada. We completed further tests with product from West Lorne (after upgrade completion) and from Guelph and established the suitability of the fuel to act as a substitute to heating oil number # 2 in industrial applications.

Continued independent testing is necessary to achieve market acceptance of our product as we have to demonstrate its suitability and capability and it is through this rigorous process that we will gain acceptance from the marketplace. As a result of this we are in negotiations with a number of industrial users for our fuel and are working through the logistical requirements for switching fuels at their plants and the requisite supply chain. As the price of conventional fuels skyrocket, the interest in what we are doing is getting stronger every day. We are also demonstrating the environmental benefits of switching to our fuels and the fact that we offer a non-food feedstock biofuel alternative will prove increasingly important.

Further, we have started to market char as a soil enhancer following research into its properties and have made a number of test sales to clients in the US and in Canada. We are marketing our char under the C-Quest “BioChar” brand and expect to accelerate our commercialization efforts in the coming months.

Our plants are capable of producing BioOil, BioOil Plus and BioChar and we are continuously monitoring market trends to establish what is the optimal product mix; we believe that having the flexibility to produce different products would allow us to adapt our production to market needs and to optimize our revenue potential.

The following are the current priority projects of the Company. Updates will continue to be provided as significant events occur, and the information that follows will be updated with the next publication of our quarterly report.

Biofuel Plant Development

West Lorne 130 tonne-per-day capacity commercial plant + 2.5 megawatt cogeneration facility: The 2.5 megawatt electric cogeneration package, developed by Magellan Aerospace, is expected to commence commercial operations shortly. The cogeneration package has already been tested with positive results. Dynamotive has an existing power purchase agreement with the Ontario Power Authority for the generation output.

Plant and plant operations status: As of the date of this report, the cause of the fire has been identified and installation of preventive measures is progressing with commencement of plant operations scheduled during the coming weeks.

Product application from West Lorne: Product shipments were delivered during the month of April to the U.S. and in Canada for test sales and market development. Commercial tests and agriculture studies are ongoing and results will be forthcoming.

Guelph 200 tonne per day capacity commercial plant (partnered): Shipped 22 tonnes of fuel to Rockford, Illinois, Eclipses Combustion Facility, for tests of BioOil vs. Fuel Oil # 2. Please see results in the May 2008 release, BioOil vs. Fuel Oil No.2: Emissions Testing Report, available on the company’s website.

Plant and plant operations status: As of this date, ramping up of Guelph operations should commence shortly. In lieu of the incident at West Lorne, additional fire preventive measures are being incorporated based on what we have learned.

2 Tonne per day and 10 tonne per day pilot plants: The Company intends to reactivate these plants and operate them to develop further know-how in the processing of various types of cellulosic materials. In addition, the plant would allow for testing of various types of biomass for customers and prospective customers.

Bench-scale plant: The Company expects to have its new bench-scale facility completed and operational in the near future. With the completion of this plant, the Company will be able to provide full analytical capabilities to customers and advance its research programs.

Plant Fabrication Capabilities

We continue in our development path in the area of plant fabrication; with fabricators identified in Europe, US, Canada, Latin America and, more recently, in Taiwan and Australia.

Research and Development

BioOil Upgrade: We have continued our work in upgrading BioOil; we believe that beyond the direct substitution of heating oil # 2 there is a wider market in the potential refining of BioOil; Dr. Radlein and his team are working on a number of paths that could prove commercially viable and, if successful, would expand the market for our technology and fuel exponentially. Dynamotive is not the only one looking into this, with strong effort from energy companies who have publicly embraced the research into this area and government sponsored research in the U.S. and in Europe in this arena.

Our progress in this arena has been reported on our press release titled “Dynamotive’s “Hydro-Reforming” Process Indicates a Low Cost Path for BioOil to be Co-Processed in Oil Refineries” dated April 3rd, 2008.

Char: BioChar represents 15 to 20 % by weight of the total input biomass processed and 25 to 30% of the total product output. Pyrolytic char has very interesting characteristics and the company is participating in a number of studies and field tests on the use of Char as a soil enhancer. Dynamotive considers the production of its BioChar to be a high value opportunity.

BioOil: Our work in fuel quality optimization is progressing, making necessary adjustments to our plants operational parameters to meet the required standards. This expertise in the operation of our plants and in securing consistent quality will further differentiate us in this market and we are ensuring that the know-how developed is protected and remains proprietary to Dynamotive.

Moreover, we continue testing our fuel in our own facilities and independently, and demonstrating its capabilities.

Appointments

Thomas J. Bouchard was appointed Chief Operating Officer of Dynamotive Energy Systems Corporation. Mr. Bouchard has held senior leadership roles with global industrial companies and a venture capital backed technology business. Prior to joining Dynamotive Mr. Bouchard was VP & GM for the Consumer Solutions Group at MeadWestvaco.

Dynamotive USA, Inc. appointed David B. McMillan as President of Dynamotive USA. Mr. McMillan is responsible for leading the development and implementation of the company's business plan for the U.S. market. Prior to joining Dynamotive, Mr. McMillan spent 28 years with Eastman Chemical Company.

Project Development

Canada:

Currently, there are six projects in the early stages of potential development in Canada subject to sourcing further capital.

Evolution Biofuels: Further plant development is planned for the Canadian market in 2008, with additional plants following this deployment. This additional development will follow the full commissioning of the Guelph plant.

United States:

Plans to invest US $24 million to build the first fully commercial industrial biofuel plant in the U.S are ongoing. Negotiations on final agreements and financing are progressing. We expect that the facility will be located on a site in Willow Springs, Missouri, approximately 180 miles southwest of St. Louis.

Negotiations are ongoing with officials of North Webster Parish, Louisiana, as well as other third parties, to ascertain the feasibility of locating one or more fast-pyrolysis plants in that vicinity. The size of plants under discussion could process tons per day of wood waste biomass to produce 225 thousand barrels of BioOil® and 14 thousand tons of carbon char per annum, a total renewable energy production equivalent to more than 175 thousand barrels per year of crude oil.

Moreover, Dynamotive USA has begun evaluating engineering contractors to provide construction management for U.S. projects.

First Nations:

First Resources is currently in development on five projects in North America to establish BioOil plants on traditional aboriginal territory.

Latin America:

Argentina: Execution of contracts for the provision of biomass for two of its proposed plants in the Province of Corrientes Argentina has been announced. A total of 2.5 million tons has been secured over 10 years from the municipality of Virasoro Dynamotive Latinoamericano SA has been offered a site for the project within the Municipality of Virasoro. Negotiations in regard to the site are progressing.

Further, Dynamotive Latinamericano SA is continuing to work with the Municipality of Virasoro and other biomass providers the region. The development plan envisages up to 6 plants with further potential within the Province of Corrientes.

Other regional opportunities: Dynamotive and regional partners are currently evaluating participation in RFPs (request for proposals) for renewable portfolio requirements in Uruguay, Chile, Dominican Republic, Panama and Brazil.

Taiwan:

Signed a cooperation agreement with Marketech International Corporation to jointly review the commercial feasibility and, if warranted, develop and construct the first two commercial BioOil plants in Taiwan. The companies also entered into a memorandum to explore further cooperation to potentially develop BioOil projects in the Greater China area.

Projects currently under review include:

A liquor factory with available grain (distiller grain) for 100 tpd BioOil plant. Taiwan Sugar Company, a state owned enterprise, is evaluating the feasibility of producing BioOil using residue bagasse from bio-ethanol production.

China:

Dynamotive has worked with the China National Development and Reform Commission on a BioOil feasibility study for two years. This is a major policy advisory and administrative division of the Chinese government which can assist in obtaining government subsidies for BioOil projects in China. With the study completed, NDRC is very supportive of BioOil production in China. Dynamotive has been invited in numerous occasions to present its technology, with the most recent event being China Synfuel Summit in Beijing in December.

Dynamotive is in various stages of development with a number of companies to establish BioOil plants. In developing projects, Dynamotive has engaged numerous companies, including feedstock collection companies, engineering firms, combustion equipment makers, and purchasers of BioOil.

Japan:

Mitsubishi Corporation is currently in the process of conducting the technology due diligence. Negotiations and project analysis are ongoing.

Czech Republic:

Terms have been identified and discussions ongoing for supply of first BioOil plant, for what is planned to be a four-module facility.

Switzerland/France:

Prius Developments continues negotiations with several interested groups in Canton of Fribourg. Discussions in relation project opportunities in France are also occurring

Beyond these opportunities, Dynamotive is currently in the process of evaluating project opportunities in the Ukraine, the Netherlands, the U.K., Spain and Portugal.

Australia:

ROC continues to make progress on its flagship project in Australia. First plant site has been identified and preliminary work has been completed on permits and approvals. Negotiations ongoing with several groups interested in output from first plant Joint venture formalized with a major recycling group for certain feed types and co-funding of plants.

Financing:

The Company intends to fund its operations for the coming year from a combination of debt and equity financing, in addition to cash receipts from product and license sales. As the Company currently has minimal debt, there is considerable potential for relatively low cost debt financing and the Company is currently pursuing opportunities in relation to our two BioOil plants.

Conditions for our biofuels continue to be favorable for Dynamotive, as commodity prices continue to reach higher levels. Accordingly, our competitive position with biofuels to compete or complement light fuel oil / heating oil applications remains strong.

We believe we have the right technology and the right fuel for these realities and are continuing to work hard to capitalize on the market opportunities, thereby achieving our technological and business objectives.

In closing, it is important to note that the fundamental ideas and technology behind Dynamotive’s initiatives are deeply rooted in the belief that making biofuel and power from non-food ligno-cellulosic residue biomass remains the right idea for these times and for the foreseeable future.

We fully expect 2008 to be a year of achieving significant milestones and look forward to working with our stakeholders to achieve these goals.

Sincerely,

/s/ Richard Lin	/s/ R. Andrew Kingston
Richard Lin	Andrew Kingston
Chairman of the Board of Directors	President & CEO